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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 MBf USA, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   025480 104
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                                 (CUSIP Number)


                             Mitchell D. Goldsmith
                         SHEFSKY FROELICH & DEVINE LTD.
                     444 North Michigan Avenue, Suite 2500
                            Chicago, Illinois  60611
                                 (312) 527-4000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 20, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]


Check the following box if a fee is being paid with this statement: [ ]




                              Page 1 of 5 pages


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CUSIP NO. (025480 104)                                      Page 2 of 5 pages

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     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
        Persons

        MBf International Limited

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     2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [   ]

        (b) [   ]

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     3) SEC Use Only

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     4) Source of Funds:  WC


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     5) Check if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)  [   ]
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     6) Citizenship or Place of Organization:  Hong Kong

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Number of Shares    (7)   Sole Voting Power         2,934,813
Beneficially Owned  ------------------------------------------------------------
by Each Reporting
Person With         (8)   Shared Voting Power               0
                    ------------------------------------------------------------

                    (9)   Sole Dispositive Power    2,934,813
                    ------------------------------------------------------------

                    (10)  Shared Dispositive Power          0
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CUSIP NO. (025480 104)                                         Page 3 of 5 pages



     11) Aggregate Amount Beneficially Owned by Each Reporting Person:
         2,934,813

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     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions):  [ ]

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     13) Percent of Class Represented by Amount in Row (11):  68.1%

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     14) Type of Reporting Person (See Instructions):  CO


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CUSIP NO. (025480 104)                                        Page 4 of 5 pages



ITEM 1.    SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is shares of Common Stock ("Shares"), $.01 per Share par value, of MBf USA, Inc. (the "Issuer").

      The name and address of the principal executive offices of the Issuer are:

           MBf USA, Inc.
           500 Park Blvd., Suite 1260
           Itasca, Illinois  60143


ITEM 2.    IDENTITY AND BACKGROUND.

      (a)  Name:                     MBf International Limited

      (b)  Business and Principal    17th Floor, One Pacific Place
             Office Address:         88, Queensway
                                     Hong Kong

      (c) MBf International Limited is a subsidiary of MBf Holdings Sdn. Bhd., a Malaysian publicly traded company. MBf International Limited is an investment holding company.

      (d) During the last five years, MBf International Limited was not convicted in a criminal proceeding.

      (e) During the last five years, MBf International Limited was not a party to a civil proceeding of any judicial or administrative body which resulted in a judgment or order relating to a violation of any federal or state securities laws.

      (f)  MBf International Limited is a Hong Kong corporation.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

      MBf International Limited has paid a total of approximately $8.75 million for its investment in the Issuer's Common Stock and Class A Common Stock, funds for which were provided from working capital.

ITEM 4.    PURPOSE OF TRANSACTION.

      MBf International has acquired its Shares with an investment intent consistent with the Issuer's business plan as more fully described in the Issuer's Form 10-K Annual Report for the year ended December 31, 1995.

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CUSIP NO. (025480 104)                                     Page 5 of 5 pages



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     MBf International Limited beneficially owns 2,934,813 Shares, which includes 1,252,538 shares of Common Stock into which a like number of shares of Series A Common Stock is convertible, or 68.1% of the Issuer's issued and outstanding Common Stock and Series A Common Stock. MBf International Limited has sole power to vote and to dispose of all of these Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Issuer entered into and closed a Stock Acquisition Agreement with MBf International Limited dated as of October 31, 1995, whereby MBf International Limited exchanged its beneficial interest in 1,365 shares of common stock (par value equivalent to $1,000 US Dollars each) of PT MBf Buana Multicorpora ("PT Buana"), which represents a 70% majority interest in the outstanding common stock of PT Buana, and a non-interest bearing demand note in the principal amount of $737,769 ("Note") for 255,072 shares of the Company's Common Stock having an aggregate value of $1,219,563. The Note is guaranteed by MBf Holdings, the parent of MBf International Limited.



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     MBf International Limited




                                     By:  /s/Tan Mong Sing
                                        --------------------------------------
                                          Its:  President


November 6, 1996